FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                16 December, 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Re Agreement sent to the London Stock Exchange on 16 December, 2004


              O2 AND VODAFONE SIGN WIRELESS LAN ROAMING AGREEMENT
                                   IN GERMANY

From March 2005, O2 and Vodafone subscribers in Germany will be able to use Wireless LAN (WLAN) hotspots provided by both operators. This will give customers the benefit of a network of more than 600 hotspots in airports and hotels nationwide.

The agreement covers more than 330 hotspots run by Vodafone Germany in Accor and Dorint hotels as well as numerous Lufthansa lounges and airport areas, along with around 300 of O2's hotspots operated by its partner GlobalAirNet AG. Many of these are situated in hotels belonging to the Marriott group, Swissotel and Best Western.

The companies have signed the roaming agreement to enable their subscribers to use a large number of hotspots in a simple and convenient manner. Subscribers will pay the WLAN fees charged by their respective network operators conveniently via their mobile bills. There will be no additional roaming charge. This ensures that subscribers can use a nationwide cross-company hotspot offering that also provides a uniform registration process and familiar products and services from their network operator.

O2 Germany introduced a WLAN service in March 2003. In addition to the approximately 300 hotspots operated by GlobalAirNet, the company's network comprises more than 200 further hotspots operated by other providers. Contract customers are charged via their monthly bill in the normal way, while all other users can pay either by voucher or credit card.


                                     -ends-


mmO2

mmO2 plc has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as 'O2'. The company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns mmO2 Airwave - an advanced, digital emergency communications service. In addition, mmO2 has established the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has more than 22 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented nearly 22% of total service revenues in the quarter ending 30 September 2004.

mmO2 Contacts:

David Nicholas                          Simon Gordon
Director of Communications              Press Relations Manager
mmO2 plc                                mmO2 plc
david.nicholas@o2.com                   simon.gordon@o2.com
t: +44 (0) 771 575 9176                 t: +44 (0) 771 007 0698

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 16 December, 2004                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary